COLUMBIA FUNDS MASTER INVESTMENT TRUST, LLC

50606 Ameriprise Financial Center

Minneapolis, MN 55474

Writer’s Direct Contact

(617) 385-9536

August 27, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Deborah O’Neal-Johnson

Re:	Columbia Funds Master Investment Trust, LLC (“CFMIT”); Registration No. 811-09347

Dear Ms. O’Neal-Johnson:

We are writing to respond to the comments of the staff of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone on August 15, 2012 in connection with Amendment No. 48 to the registration statement of CFMIT, filed with the SEC on June 28, 2012, relating to its series Columbia International Value Master Portfolio (the “Master Portfolio”). The staff’s comments are summarized below, and each is followed by our response.

Comment 1:

We note the Master Portfolio’s prospectus describes investments in derivative instruments. Please confirm that the disclosure regarding derivatives is consistent with the Barry Miller Letter to the ICI dated July 30, 2010.

Response to Comment 1: We believe the description of the Master Portfolio’s investments in derivative instruments conforms to the approach described in the Barry Miller Letter to the ICI. We note that the use of derivatives is not described as a principal investment strategy of the Master Portfolio.

Comment 2:

Please describe where the Master Portfolio’s complete portfolio holdings can be found.

Response to Comment 2: We intend to restate the disclosure in the Portfolio Holdings Disclosure section of the Master Portfolio’s prospectus with the following disclosure:

A description of Columbia Funds’ policies and procedures with respect to the disclosure of their portfolio securities is available in the SAI. The Master Portfolio discloses its portfolio holdings on the Columbia Funds’ website, www.columbiamanagement.com, as described below. The Master Portfolio files a Form N-CSR or Form N-Q (forms filed with the SEC that include portfolio holdings information) for the period that includes the date as of which the information is current.

The Master Portfolio’s complete portfolio holdings are available by viewing the portfolio holdings of the Columbia International Value Fund (the Feeder Fund), as of a month-end, which are disclosed approximately but no earlier than 30 calendar days after such month-end.

In addition, more current information concerning the Master Portfolio’s portfolio holdings as of specified dates may also be disclosed on the Columbia Funds’ website.

Comment 3:

Please confirm that if the Master Portfolio sells a credit default swap it will cover the notional value of the security.

Response to Comment 3: If the Master Portfolio sells a credit default swap, it will segregate or “earmark” cash or liquid assets or enter into offsetting positions, with a value equal to, or greater than, the full notional amount of the swap (net of any amounts owed to the Master Portfolio).

We hope that these responses adequately address your comments. CFMIT accepts responsibility for the adequacy and accuracy of the disclosure in its registration statement that is the subject of this letter. CFMIT acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. CFMIT further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Master Investment Trust, LLC

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